Exhibit 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

($ in millions)

	Twenty-six weeks
	ended		Fiscal year ended
	August 2,	August 3,	Feb. 1,	Feb. 2,	Jan. 28,	Jan. 29,	Jan. 30,
	2014	2013	2014	2013	2012	2011	2010
NET EARNINGS
Income from continuing operations	$254	$204	$429	$397	$278	$169	$47
Income tax expense	144	118	234	210	157	88	26
Interest expense, excluding capitalized interest	5	5	11	11	13	14	13
Portion of rents deemed representative of the interest factor	118	111	236	222	218	213	217
	$521	$438	$910	$840	$666	$484	$303
FIXED CHARGES
Gross interest expense	$5	$5	$11	$11	$13	$14	$13
Portion of rents deemed representative of the interest factor	118	111	236	222	218	213	217
	$123	$116	$247	$233	$231	$227	$230

RATIO OF EARNINGS TO FIXED CHARGES	4.2	3.8	3.7	3.6	2.9	2.1	1.3